Exhibit 99.2

CNOVA N.V.

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice for the AGM

Notice is hereby given of the annual general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Wednesday, June 29, 2016, at 2.00 p.m. CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118BN, Schiphol Airport, the Netherlands (the “AGM”).

Agenda for the AGM

The agenda for the AGM, as proposed by the Company’s Board of Directors (the “Board”), is as follows:

1.              Opening of the AGM

2.              Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016 (voting item)

3.              Reappointment of Eleazar de Carvalho Filho as Non-Executive Director (voting item)

4.              Reappointment of Bernard Oppetit as Non-Executive Director (voting item)

5.              Appointment of Yves Desjacques as Non-Executive Director (voting item)

6.              Appointment of Peter Paul Estermann as Non-Executive Director (voting item)

7.              Appointment of Emmanuel Olivier Grenier as Executive Director (voting item)

8.              Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

9.              Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares (voting item)

10.       Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

11.       Questions

12.       Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice, (ii) the explanatory notes to the agenda for the AGM and (iii) templates of the applicable proxy forms and proxy cards (the “AGM Materials”) are made available to the Company’s shareholders (the “Shareholders”) and others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) and other interested parties on the Company’s website (www.cnova.com) (the “Website”). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website (www.sec.gov).

The Company will ensure that the relevant AGM Materials are also disseminated, as appropriate, to the U.S. beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee (“US Shareholders”) and French beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee through Euroclear France (“French Shareholders”) (in each case through Cede & Co., as nominee for the Depository Trust Company). For French Shareholders, Euroclear France will contact the financial intermediary keeping their share account in order for them to obtain the relevant AGM Materials from BNP Paribas, who will centralize the process for the French Shareholders.

Record date

Those who are the Shareholders and Others with Meeting Rights on June 1, 2016 (the “Record Date”) and who are registered as such in the Company’s shareholders register (or any part thereof held on the Company’s behalf) (the “Register”) will have the right to attend and, if they have voting rights, vote at the AGM.

Record Date Registration

Shareholders and Others with Meeting Rights who are not yet registered in the Register may request their registration in the Register up to and including the Record Date by means of a written request sent either to the Company’s office address (WTC Schiphol Airport Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, the Netherlands) (the “Office Address”), to the attention of the Board, or by e-mail to investor@cnova.com.

Participation in the AGM

Those who are Shareholders and Others with Meeting Rights on the Record Date and who are registered as such in the Register may either attend the AGM and, if relevant, vote at the AGM in person, or authorize a third party to attend and, if relevant, vote at the AGM on their behalf through the use of a proxy form, of which a template has been made available on the Website as part of the AGM Materials.

US Shareholders and French Shareholders may not vote the ordinary shares beneficially owned by them in person at the AGM, unless first having obtained (where appropriate, through the relevant bank, broker or other nominee) a signed proxy from the relevant Shareholder who is registered as the holder of such ordinary shares in the Register on the Record Date, giving the beneficial owner concerned the right to vote the relevant ordinary shares.

US Shareholders and French Shareholders (through BNP Paribas) who wish to vote their shares through the use of a proxy form will direct (where appropriate, through the relevant bank, broker or other nominee) American Stock Transfer & Trust Company to vote on their behalf.

Proxy cards and proxy forms must be completed in accordance with the instructions set forth in the templates thereof and must be returned no later than June 24, 2016 (the “Cut-off Date”). Proxy cards and proxy forms received after the Cut-off Date may be disregarded.

Shareholders and Others with Meeting Rights who wish to exercise their meeting rights and, if relevant, voting rights at the AGM in person must notify the Company thereof no later than on the Cut-off Date, either in writing (such notice to be sent to the Office Address, to the attention of the Board), or by sending an e-mail to investor@cnova.com. The aforesaid is applicable to US Shareholders and French Shareholders wishing to attend the AGM in person, provided that such US Shareholders and French Shareholders must obtain and provide a current brokerage statement or other proof of ownership in order to attend and vote at the AGM.

The Board of Directors

May 18, 2016